Exhibit 4

SEC-REL, SEC-DOCKET 36 SEC-DOCKET 857-2, UTILICORP UNITED INC. , (Oct. 01, 1986)

UTILICORP UNITED INC.

36 SEC-DOCKET 857

Release No. 35-24204

October 1, 1986

File No. File No. 31-818

Order Granting Application for Exemptions for Electric Utility Company and Its Wholly-Owned Foreign Electric Utility Subsidiary and Special Purpose Subsidiary Pursuant to Section 3(b) of the Act

UtiliCorp United Inc. ("UtiliCorp"), Kansas City, Missouri, has filed an amendment to its application with this Commission pursuant to Section 3(b) of the Public Utility Holding Company Act of 1935 ("Act").

UtiliCorp is a Missouri corporation primarily engaged in the sale and distribution of gas and electricity to retail and wholesale customers. It was proposed that UtiliCorp would purchase 100% of the shares of West Kootenay Power and Light Company, Limited ("WKP"), Trail, British Columbia, Canada, a Canadian corporation engaged in the generation and transmission of electricity to Canadian wholesale and retail customers. Following the purchase, WKP will be a wholly owned subsidiary of UtiliCorp.

UtiliCorp has now established a wholly owned subsidiary under the laws of British Columbia, UtiliCorp British Columbia Ltd. ("UBC"). UBC has been formed for the purpose of purchasing all the outstanding equity securities of WKP.

UBC has been created solely to coordinate the payment of United States and Canadian taxes. WKP operates exclusively in Canada and derives substantially all its income from Canadian sales of electricity. WKP is not qualified to do business in any state of the United States, and it owns no securities of any other public utility or holding company in the United States or Canada.

WKP produces approximately 65% of its power requirements at a series of generating plants located on the Kootenay River between Nelson and Castlegar in British Columbia. WKP purchases approximately 32% of its requirements from Cominco Ltd. and approximately 3% from British Columbia Hydro and Power Authority.

It is stated that because the operations of WKP are exclusively Canadian, the sales and revenues of the company, as regulated by applicable law, have little or no effect upon electric generation and sales within the United States. Under Canadian law, a majority of the Board of Directors of WKP must be Canadian citizens. In addition, WKP is subject to dissolution by the Lieutenant Governor General of British Columbia upon the violation of nay order of that authority. For these reasons, it is asserted that United Stated regulation of WKP as the subsidiary of a holding company is not necessary for the public interest or for the protection of investors.

In addition, UtiliCorp asserts that if WKP and UBC are granted an exemption pursuant to Section 3(b) of the Act, then UtiliCorp, as the owner of the two subsidiaries, is entitled to the exemption provided by Rule 10(1), promulgated under the Act.

Due notice of the filing of said application has been given in the manner prescribed in Rule 23 promulgated under the Act (HCAR No. 24183), and no hearing has been requested of or ordered by the Commission. Upon the basis of the facts in the record, it is hereby found that the applicable standards of the Act and rules thereunder are satisfied. WKP derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States. UBC has been organized solely for tax purposes. It will derive no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States. The Commission finds that it is not necessary in the public interest or for the protection of investors that any provision or provisions of the Act be applied to WKP or UBC.

IT IS ORDERED, pursuant to the applicable provisions of the Act and rules thereunder, that the application, as amended, be and hereby is granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz

Secretary